UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ST Energy Transition I Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8465L1231

(CUSIP Number)

December 3, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 See Item 2(e).

1.	Names of Reporting Persons. One Fin Capital Management LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,000,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) IA, PN

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CUSIP No. G8465L123

1.	Names of Reporting Persons. One Fin Capital Master Fund LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,000,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) PN

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CUSIP No. G8465L123

1.	Names of Reporting Persons. David MacKnight

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,000,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) HC, IN

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CUSIP No. G8465L123

1.	Names of Reporting Persons. One Fin Capital GP LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,000,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 7.0%

12.	Type of Reporting Person (See Instructions) OO

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CUSIP No. G8465L123

Item 1.

(a)	Name of Issuer ST Energy Transition I Ltd.

(b)	Address of Issuer’s Principal Executive Offices Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, Bermuda HM08

Item 2.

(a)	The names of the persons filing this statement are:

One Fin Capital Management LP, a Delaware limited partnership (the “Investment Adviser”), One Fin Capital Master Fund LP, a Cayman Islands exempted limited partnership (the “Fund”), One Fin Capital GP LLC, a Delaware limited liability company (the “General Partner”) and David MacKnight (collectively, the “Filers”).

The Investment Adviser and the General Partner are the investment adviser and general partner, respectively, of investment funds, including the Fund. Mr. MacKnight is the control person of the Investment Adviser and the General Partner. The Filers are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. The Fund holds the Stock directly for the benefit of its investors. The Investment Adviser and the General Partner may be deemed to beneficially own the Stock indirectly as the investment adviser and the general partner, respectively, of the Fund, and Mr. MacKnight may be deemed to beneficially own the Stock indirectly as the control person of the Investment Adviser and the General Partner. Each Filer disclaims beneficial ownership of the Stock except to the extent of that person’s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Fund and the General Partner should not be construed as an admission that either of them is, and each of them disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the Stock covered by this Schedule 13G.

(b)	The principal business office of the Filers is located at

One Letterman Drive

Building C, Suite C3-400

San Francisco, CA 94129

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to the Issuer’s Class A Ordinary Shares, par value $0.0001 per share (the “Stock”).

(e)	The CUSIP number of the Issuer is: G8465L123

This is the CUSIP of the Issuer’s units. As of the date of this filing, a CUSIP number for the Issuer’s Class A Ordinary Shares was not available.

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CUSIP No. G8465L123
Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). As to the Investment Adviser.

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). As to Mr. MacKnight.

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

The Class A Ordinary Shares reported in this Schedule 13G are included in units of the Issuer. Each unit consists of one Class A Ordinary Share of the Issuer and one-half of one redeemable warrant entitling the holder to purchase one Class A Ordinary Share of the Issuer at a price of $11.50 per share that becomes exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or 12 months after the closing of the Issuer’s initial public offering.

The percentages reported in this Schedule 13G are based on 28,750,000 Class A Ordinary Shares outstanding after the completion of the Issuer’s initial public offering, as disclosed in the press release issued by the Issuer on December 9, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Fund holds the Stock for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Item 11.	Certification of the Investment Adviser and Mr. MacKnight

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Certification of the Fund and the General Partner

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. G8465L123

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2021

ONE FIN CAPITAL MANAGEMENT LP By: /s/ MayKao Manisone Name: MayKao Y. Manisone Title: CCO	/s/ David MacKnight David MacKnight
ONE FIN CAPITAL GP LLC By: /s/ MayKao Manisone Name: MayKao Y. Manisone Title: CCO	ONE FIN CAPITAL MASTER FUND LP By: One Fin Capital GP LLC General Partner By: /s/ MayKao Manisone Name: MayKao Y. Manisone Title: CCO

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CUSIP No. G8465L123

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint One Fin Capital Management LP, a Delaware limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: December 13, 2021

ONE FIN CAPITAL MANAGEMENT LP By: /s/ MayKao Manisone Name: MayKao Y. Manisone Title: CCO	/s/ David MacKnight ________ David MacKnight
ONE FIN CAPITAL GP LLC By: /s/ MayKao Manisone Name: MayKao Y. Manisone Title: CCO	ONE FIN CAPITAL MASTER FUND LP By: One Fin Capital GP LLC General Partner By: /s/ MayKao Manisone Name: MayKao Y. Manisone Title: CCO